Exhibit 8.1

Subsidiaries of Enzymotec Ltd.

Name of Subsidiary	Jurisdiction of Organization	Ownership Interest

Enzymotec USA, Inc.	Delaware	100%

VAYA Pharma, Inc.	Delaware	100%

Advanced Lipids AB	Sweden	50%

Enzymotec Australia Pty Ltd.	Australia	100%

VAYA Pharma Pte Ltd.	Singapore	80%

Advanced Omega A/S	Denmark	50%